File No. ~~812-15974~~812-16070

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

~~In the Matter of the Application of:~~

~~DAWSON PRIVATE MARKETS EVERGREEN FUND, DAWSON PARTNERS (US) INC., DAWSON PARTNERS INC., DAWSON (CO-INVEST) 5 LP, DAWSON (CO-INVEST) 6 LP, DAWSON (CO-INVEST) 7 LP, DAWSON (CO-INVEST) GP FINANCE 2 LP, DAWSON EQUITY 1 LP, DAWSON GP FINANCE 1 LP, DAWSON GP FINANCE 2 LP, DAWSON IDF 1 LP, DAWSON PORTFOLIO FINANCE 1 LP, DAWSON PORTFOLIO FINANCE 2 LP, DAWSON PORTFOLIO FINANCE 3 LP, DAWSON PORTFOLIO FINANCE 4 LP, DAWSON PORTFOLIO FINANCE 5 LP, DAWSON PORTFOLIO FINANCE 6 LP, DAWSON PORTFOLIO FINANCE 7 LP, DAWSON PORTFOLIO FINANCE EVERGREEN (MASTER) LP, DAWSON LOGAN 2025-L5 LP AND DAWSON PORTFOLIO FINANCE (LUX) SCSP-RAIF~~

~~10 Bryant Park~~
~~452 Fifth Ave., Suite 23011~~
~~New York, NY 10018~~
~~(647) 925-1284~~

~~FIRST~~ AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

In the Matter of the Application of:

CLEARLAKE PRIVATE MARKETS FUND, CLEARLAKE CAPITAL RIC MANAGEMENT, LLC, PATHWAY CAPITAL MANAGEMENT, LP, PATHWAY CO-INVESTMENT FUND II, LP, PATHWAY CO-INVESTMENT PARTNERS FUND V, LP, PATHWAY CO-INVESTMENT PARTNERS FUND VII, LP, PATHWAY CO-INVESTMENT PARTNERS FUND VIII, LP, PATHWAY MARTELLO INVESTMENTS I, LP, PATHWAY PRIVATE CREDIT FUND II, LP, PATHWAY PRIVATE EQUITY FUND III-CO, LP, PATHWAY PRIVATE EQUITY FUND INVESTORS 11, LP, PATHWAY PRIVATE EQUITY FUND INVESTORS 12, LP, PATHWAY PRIVATE EQUITY FUND V AIV, LP, PATHWAY PRIVATE EQUITY FUND V-B AIV, LP, PATHWAY PRIVATE EQUITY FUND V-B, LLC, PATHWAY PRIVATE EQUITY FUND V-C, LP, PATHWAY PRIVATE EQUITY FUND V-D, LP, PATHWAY PRIVATE EQUITY FUND V-E, LP, PATHWAY PRIVATE EQUITY FUND V-F, LP, PATHWAY PRIVATE EQUITY FUND V-G, LP, PATHWAY PRIVATE EQUITY FUND XX-B, LP, PATHWAY PRIVATE EQUITY FUND XXIII, LP, PATHWAY PRIVATE EQUITY FUND XXIX, LP, PATHWAY PRIVATE EQUITY FUND XXV-B, LP, PATHWAY PRIVATE EQUITY FUND XXV, LP, PATHWAY PRIVATE EQUITY FUND XXX-FI, LP, PATHWAY PRIVATE EQUITY FUND XXXI CO-INV, LP, PATHWAY PRIVATE EQUITY FUND XXXII, LP, PATHWAY SECONDARIES FUND IV (OFFSHORE), LP, PATHWAY SECONDARIES FUND IV, LP, PATHWAY SECONDARY OVERAGE FUND, LP, PATHWAY SELECT FUND, LP - 2025, PATHWAY SELECT FUND, LP - 2026, PATHWAY SELECT FUND, LP - SERIES A, PATHWAY SELECT SECONDARIES FUND II, LP, PATHWAY SELECT SECONDARIES FUND, LP, PATHWAY STRATEGIC CREDIT FUND III, LP, PATHWAY/AK CREDIT CO-INVESTMENT FUND, LP, PATHWAY/AK TACTICAL OPPORTUNITIES FUND, LP, TMAM/PATHWAY DISCOVERY FUND, LP, TMAM/PATHWAY GLOBAL OPPORTUNITIES EUR FUND X, LP, TMAM/PATHWAY GLOBAL OPPORTUNITIES USD FUND X, LP, TMAM/PATHWAY GLOBAL OPPORTUNITIES EUR FUND XI, LP, TMAM/PATHWAY GLOBAL OPPORTUNITIES USD FUND XI, LP

233 Wilshire Blvd., Suite 800
Santa Monica, California 90401

All Communications, Notices and Orders to:

~~**Matthew Kuchinsky, Esq.**~~
~~**Partner and General Counsel**~~
~~**Dawson Partners Inc.**~~
~~**10 Bryant Park**~~
~~**452 Fifth Ave., Suite 23011**~~
~~**New York, NY 10018**~~
~~**Telephone: (647) 245-5560**~~
Fred Ebrahemi
John Cannon
Clearlake Capital RIC Management, LLC
233 Wilshire Blvd., Suite 800
Santa Monica, California 90401
febrahemi@clearlake.com
jcannon@clearlake.com

Copies to:

~~**Nicole M. Runyan, P.C.**~~
~~**Pamela Poland Chen**~~
~~**Kirkland & Ellis LLP**~~
~~**601 Lexington Avenue**~~
~~**New York, NY 10022**~~
~~**Telephone: (212) 446-4800**~~
~~**nicole.runyan@kirkland.com**~~
~~**pamela.chen@kirkland.com**~~

Rajib Chanda
Nathan Briggs
Simpson Thacher & Bartlett LLP
900 G Street, NW
Washington, D.C. 20001
(202) 636-5500

Jonathan Gaines
Stephen Forster
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
(212) 455-2000

~~May 22~~August 13, 2026

~~**UNITED STATES OF *AMERICA***~~
~~**BEFORE THE**~~
~~**SECURITIES AND EXCHANGE COMMISSION**~~

IN THE MATTER OF

DAWSON PRIVATE MARKETS EVERGREEN FUND,
DAWSON PARTNERS (US) INC.,
DAWSON PARTNERS INC.,
DAWSON (CO-INVEST) 5 LP,
DAWSON (CO-INVEST) 6 LP,
DAWSON (CO-INVEST) 7 LP,
DAWSON (CO-INVEST) GP FINANCE 2 LP,
DAWSON EQUITY 1 LP,
DAWSON GP FINANCE 1 LP,
DAWSON GP FINANCE 2 LP,
DAWSON IDF 1 LP,
DAWSON PORTFOLIO FINANCE 1 LP,
DAWSON PORTFOLIO FINANCE 2 LP,
DAWSON PORTFOLIO FINANCE 3 LP,
DAWSON PORTFOLIO FINANCE 4 LP,
DAWSON PORTFOLIO FINANCE 5 LP,
DAWSON PORTFOLIO FINANCE 6 LP,
DAWSON PORTFOLIO FINANCE 7 LP,
DAWSON PORTFOLIO FINANCE EVERGREEN (MASTER) LP,
DAWSON LOGAN 2025-L5 LP AND
DAWSON PORTFOLIO FINANCE (LUX) SCSP-RAIF

10 BRYANT PARK
452 FIFTH AVE., SUITE 23011
NEW YORK, NY 10018

File No. 812-15974

FIRST AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

I. SUMMARY OF APPLICATION

The following entities hereby request an order (the "***Order***") of the U.S. Securities and Exchange Commission (the "***SEC***" or "***Commission***") under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the "***1940 Act***"),[1] and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

- DawsonClearlake Private Markets Evergreen Fund, an externally-manageda non-diversified, closed-end management investment company, registered under the 1940 Act (the "***Existing Regulated Fund***" or "***CPMF***");
- Dawson Partners (US) Inc. ("***Dawson Adviser***"), a corporation organized under the laws of the State of Delaware, that is an affiliate of Dawson (as defined below), that is registered with the Commission asClearlake Capital RIC Management, LLC ("***CCRM***"), an investment adviser registered under the Investment Advisers Act of 1940, as amended (the "***Advisers Act***"), and that will serve as the investment adviser to the Existing Regulated Fund and currently serves as the investment adviser to the Existing Affiliated Fund identified in Schedule A hereto, on behalf of itself and its successors;[2]

[1] Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.
[2] The term "***successor***" means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.

- ~~Dawson Partners Inc. ("***Dawson***", and~~Pathway Capital Management, LP ("***Pathway***", and, together with ~~Dawson Adviser~~CCRM, the "***Existing Advisers***"), ~~a corporation organized in Ontario, Canada, that is registered as~~ an investment adviser registered under the Advisers Act~~,~~ and ~~that serves as~~ the investment adviser to ~~each of~~ the Existing Affiliated Funds ~~identified in Schedule A hereto~~(as defined below), on behalf of itself and its successors; and

- The investment vehicles identified in Schedule A~~ hereto~~, each of which is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act (~~each, an~~the "***Existing Affiliated Funds***" and, ~~collectively~~together with the Existing Regulated Fund and the Existing Advisers, the "***Applicants***").[3]

The relief requested in this application for the Order (the "***Application***") would allow a Regulated Fund[4] and one or more Affiliated Entities[5] to engage in Co-Investment Transactions[6] subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment Transaction are collectively referred to herein as "***Participants***."[7] The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.[8]

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3 All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

4 "***Regulated Fund***" means the Existing Regulated Fund and any Future Regulated Funds. "***Future Regulated Fund***" means an entity (or series thereof, as applicable) (a) that is an open-end or closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. "***Wholly-Owned Investment Sub***" means an entity: (a) that is a "wholly-owned subsidiary" (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. "***Joint Venture***" means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). "***BDC Downstream Fund***" means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture's or BDC Downstream Fund's chief compliance officer, and the Joint Venture's or BDC Downstream Fund's investment committee will be deemed to be the Joint Venture's or BDC Downstream Fund's Board.

5 "***Affiliated Entity***" means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates, and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates, that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.

To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

6 "***Co-Investment Transaction***" means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.

7 "***Adviser***" means the Existing Advisers and any other investment adviser controlling, controlled by, or under common control with an Existing Adviser. The term "Adviser" also includes any internally-managed Regulated Fund.

8 *See, e.g.*, Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

II. GENERAL DESCRIPTION OF THE APPLICANTS

Clearlake Capital Group, L.P. ("***Clearlake***"), an investment adviser registered under the Advisers Act, wholly owns the Existing Advisers, and thus may be deemed to control the Regulated Funds and the Affiliated Entities. Clearlake, however, does not currently offer investment advisory services to any entity that intends to rely upon the requested Order. Accordingly, Clearlake has not been included as an Applicant.

A. Dawson Private Markets Evergreen FundCPMF

The Existing Regulated Fund was organized asCPMF is a Delaware statutory trust on November 26, 2025 under the name Dawson Private Markets Evergreen Fund. The Existing Regulated Fund is athat is a non-diversified, closed-end management investment company that is registered under the 1940 Act. The Existing Regulated FundCPMF was organized on April 2, 2026 and has not yet commenced investment operations. CPMF intends to make an election to be treated, and intends to qualify annually thereafter, as a regulated investment company under Sub-Cchapter M of the Internal Revenue Code of 1986, as amended. The Existing Regulated Fund's principal place of business is 10 Bryant Park, 452 Fifth Ave., Suite 23011, New York, NY 10018.

The Existing Regulated Fund'sCPMF's investment objective is to seek to generate significant returns, principally through long-term capital appreciation and current income. The Existing Regulated Fund will seek to achieve its investment objective by investing in a broad portfolio of private equity and other private assets. The Existing Regulated Fund may seek exposure to a range of private equity and other private asset opportunities (e.g., buyout, venture and growth capital). The Existing Regulated Fund may gain exposure to private assets through a number of different approaches, including: (i) secondary purchases of interests in private equity and other funds or vehicles managed by unaffiliated third-party managers ("***Underlying Fund Managers***") that hold primarily private equity investments (*i.e.,* commingled investment vehicles that generally acquire portfolios of private equity or other private asset(s) within a defined strategy) ("***Underlying Funds***") and secondary market purchases of interests in private companies and assets, including through investments in continuation vehicles that are Underlying Funds managed by Underlying Fund Managers that hold multiple assets (collectively, "***Secondary Investments***"); (ii) co-investments alongside Underlying Funds or investments in continuation vehicles that hold a single asset, in each case through Underlying Funds (collectively, "***Co-Investments***"); and (iii) primary investments in Underlying Funds ("***Primary Investments***"). Dawson Adviser serves as investment adviser to the Existing Regulated Fund pursuant to an investment advisory agreement. The Existing Regulated Fund has primarily through secondary investments in private equity funds and continuation vehicles within private markets, with the ability to opportunistically invest in private equity co-investments and primary subscriptions in private equity funds (collectively, "***Private Assets***"). CPMF intends to invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in Private Assets and other instruments that are issued in private offerings or issued by private companies.

CPMF is currently overseen by its sole trustee although CPMF intends to have a board of trustees, which consists of five trustees, three of which (the "***CPMF Board***" and, together with the board of any Future Regulated Fund, the "***Board***") that will consist of a majority of members who are not "interested" persons" of the Existing Regulated FundCPMF within the meaning of Section 2(a)(19) (together with the board of directors or trustees of any Future Regulated Fund, the "***Board***")of the 1940 Act.[9]

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[9] The Board of each Future Regulated Fund will consist of a majority of members who are not "interested persons" of such Future Regulated Fund within the meaning of Section 2(a)(19) of the 1940 Act.

B. ~~Dawson Partners (US) Inc.~~CCRM

~~Dawson Adviser is a corporation organized under the laws of the State of Delaware that is registered with the Commission as an investment adviser under the Advisers Act. Dawson Adviser is an affiliate of Dawson, a registered investment adviser under the Advisers Act. Dawson Adviser and Dawson are wholly-owned by Dawson Partners Holdco Inc. and are thus under common control. Dawson Adviser currently serves as the investment adviser to the Existing Regulated Fund and to the Existing Affiliated Fund identified in Schedule A hereto.~~

CCRM is a Delaware limited liability company that is registered as an investment adviser under the Advisers Act. CCRM will serve as the investment adviser to the Existing Regulated Fund pursuant to an investment advisory agreement. CCRM is a wholly-owned subsidiary of Clearlake.

CCRM expects to enter into a resource sharing agreement with Clearlake and Pathway, pursuant to which Clearlake and Pathway will provide CCRM with experienced investment professionals and access to the resources of Clearlake and Pathway so as to enable CCRM to fulfill its obligations under the investment advisory agreement with CPMF.

C. ~~Dawson Partners Inc.~~Pathway

~~Dawson is a corporation organized in Ontario, Canada, and~~Pathway is a Delaware limited partnership that is registered ~~with the Commission~~ as an investment adviser under the Advisers Act~~. Dawson~~ that serves as the investment adviser to the Existing Affiliated Funds ~~identified in Schedule A hereto~~. Pathway is a wholly-owned subsidiary of Clearlake.

D. The Existing Affiliated Funds

The Existing Affiliated Funds are investment ~~vehicles~~funds, each of whose investment adviser is ~~an Existing Adviser~~Pathway, and each of which would be an "investment company" but for Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.~~10~~ A list of the Existing Affiliated Funds is included on Schedule A hereto.

III. ORDER REQUESTED

The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the "***Conditions***"), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

A. Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is "a joint or a joint and several participant with such person" in contravention of such rules as the SEC may prescribe "for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant."

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any "joint enterprise or other joint arrangement or profit-sharing plan"~~11~~[10] in which the fund is a participant without first obtaining an order from the SEC.

~~10 In the future, each Existing Affiliated Fund may register as an investment company under the 1940 Act and, if so registered, will be considered a Regulated Fund for purposes of this Application.~~

~~11~~10 Rule 17d-1(c) defines a "[j]oint enterprise or other joint arrangement or profit-sharing plan" to include, in relevant part, "any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company …. and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking …."

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC's rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

B. Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to an open-end ~~fund~~ or closed-end fund~~,~~ or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). The Existing Advisers are each wholly-owned by ~~Dawson Partners Holdco Inc.~~Clearlake, are under common control, and are thus affiliated persons of each other. Accordingly, with respect to the Existing Advisers, and any other Advisers that are deemed to be affiliated persons of each other, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with ~~the~~an Existing Adviser~~s~~ and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act.

C. Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

1. Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company's board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.~~[12]~~[11]

~~12~~11 Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.

2. <u>Existing Investments in the Issuer</u>. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the "required majority," as defined in Section 57(o) of the 1940 Act,[~~13~~12] of the Regulated Fund ("***Required Majority***") will take the steps set forth in Section 57(f) of the 1940 Act,[~~14~~13] unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

3. <u>Related Expenses</u>. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.[~~15~~14]

4. <u>No Remuneration</u>. Any transaction fee[~~16~~15] (including break-up, structuring, monitoring or commitment fees but excluding broker's fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund's participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

~~13~~12 Section 57(o) defines the term "required majority," in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC's directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act. Solely for purposes of conditions 2 and 6(b) of this Application, a designated committee of the ~~b~~Board of a Regulated Fund may take the steps required of the Required Majority, so long as: (a) such committee consists of at least three directors who both have no financial interest in the relevant transaction and are not interested persons of the Regulated Fund, a majority of whom approve the transaction; and (b) a report on all Co-Investment Transactions considered by the designated committee, including the committee's decision on each such transaction and the information described in Section 57(f)(3) that the committee has recorded with respect to each such transaction, is provided to the entire Board of the Regulated Fund at the Board's next regularly-scheduled meeting.

~~14~~13 Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC's shareholders and the BDC's policy as recited in filings made by the BDC with the Commission and the BDC's reports to shareholders; and (iii) the BDC's directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

~~15~~14 Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.

~~16~~15 Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

5. Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the "***Co-Investment Policies***"). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.~~[17]~~[16]

6. Dispositions:

(a) Prior to any Disposition~~[18]~~[17] by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

(b) Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.~~[19]~~[18]

7. Board Oversight

(a) Each Regulated Fund's directors will oversee the Regulated Fund's participation in the co-investment program in the exercise of their reasonable business judgment.

(b) Prior to a Regulated Fund's participation in Co-Investment Transactions, the Regulated Fund's Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

(c) At least quarterly, each Regulated Fund's Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund's participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund's policies and procedures approved pursuant to (b) above.

(d) Every year, each Regulated Fund's Adviser and chief compliance officer will provide the Regulated Fund's Board with reports or other information requested by the Board related to the Regulated Fund's participation in the co-investment program and any material changes in the Affiliated Entities' participation in the co-investment program, including changes to the Affiliated Entities' Co-Investment Policies.

~~[17]~~[16] The Affiliated Entities may adopt shared Co-Investment Policies.

~~[18]~~[17] "***Disposition***" means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.

~~[19]~~[18] "***Tradable Security***" means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

(e) The Adviser and the chief compliance officer will also notify the Regulated Fund's Board of a compliance matter related to the Regulated Fund's participation in the co-investment program and related Co-Investment Policies or the Regulated Fund's policies and procedures approved pursuant to (b) above that a Regulated Fund's chief compliance officer considers to be material.

8. Recordkeeping. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).~~[20]~~[19]

9. In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.

IV. STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

A. Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund's size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

B. Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-1 by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant's specific investment profile and other relevant characteristics.

V. PRECEDENTS

~~20~~19 If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the "***Existing Orders***").~~[21]~~[20] Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

VI. PROCEDURAL MATTERS

A. Communications

Please address all communications concerning this Application, the Notice and the Order to:

~~**Matthew Kuchinsky, Esq.**~~
~~**Partner and General Counsel**~~
~~**Dawson Partners Inc.**~~
~~**10 Bryant Park**~~
~~**452 Fifth Ave., Suite 23011**~~
~~**New York, NY 10018**~~
~~**Telephone: (647) 245-5560**~~

Fred Ebrahemi
John Cannon
Clearlake Capital RIC Management, LLC
233 Wilshire Blvd., Suite 800
Santa Monica, California 90401
febrahemi@clearlake.com
jcannon@clearlake.com

~~21~~20 *See*, *e.g.*, ~~Bain Capital~~FS Credit~~, LP~~ Opportunities Corp., *et al.* (File No. ~~812-15818~~812-15706), Release No. IC~~-35815 (November 28~~-35520 (April 3, 2025) (notice), Release No. IC~~-35838 (December 23~~-35561 (April 29, 2025) (order); ~~Star Mountain Lower Middle-Market Capital Corp., *et al.* (File No. 812-15855), Release No. IC-35797 (November 21, 2025) (notice), Release No. IC-35832 (December 17, 2025) (order); Columbia Credit Income Opportunities Fund, *et al.* (File No. 812-15685), Release No. IC-35800 (November 21, 2025) (notice), Release No. IC-35831 (December 17, 2025) (order); Monroe Capital Corporation, *et al.* (File No. 812-15798), Release No. IC-35799 (November 21, 2025) (notice), Release No. IC-35830 (December 17, 2025) (order); 1WS Credit Income Fund, *et al.* (File No. 812-15796), Release No. IC-35798 (November 21, 2025) (notice), Release No. IC-35829 (December 17, 2025) (order); MA Specialty Credit Income Fund, *et al.* (File No. 812-15853), Release No. IC-35795 (November 20, 2025) (notice), Release No. IC-35825 (December 16, 2025) (order); Willow Tree Capital Corporation, *et al.* (File No. 812-15845), Release No. IC-35792 (November 19, 2025) (notice), Release No. IC-35823 (December 16, 2025) (order); Axxes Opportunistic Credit Fund, *et al.* (File No. 812-15578), Release No. IC-35769 (September 26, 2025) (notice), Release No. IC-35784 (November 14, 2025) (order); Russell Investments New Economy Infrastructure Fund, *et al.* (File No. 812-15609), Release No. IC-35740 (September 5, 2025) (notice), Release No. IC-35783 (November 14, 2025) (order); 26North BDC~~Sixth Street Specialty Lending, Inc., *et al.* (File No. ~~812-15835~~812-15729), Release No. IC~~-35750 (September 19~~-35531 (April 10, 2025) (notice), Release No. IC~~-35782 (November 14~~-35570 (May 6, 2025) (order); ~~Crestline Lending Solutions, LLC, *et al.* (File No. 812-15628), Release No. IC-35741 (September 5, 2025) (notice), Release No. IC-35781 (November 14, 2025) (order); Rand~~Blue Owl Capital Corporation, *et al.* (File No. ~~812-15815~~812-15715), Release No. IC~~-35748 (September 15~~-35530 (April 9, 2025) (notice), Release No. IC~~-35780 (November 14~~-35573 (May 6, 2025) (order); ~~Privacore VPC Asset Backed Credit~~BlackRock Growth Equity Fund LP, *et al.* (File No. ~~812-15823~~812-15712), Release No. IC~~-35749 (September 16~~-35525 (April 8, 2025) (notice), Release No. IC~~-35779 (November 14~~-35572 (May 6, 2025) (order)~~; and Oaktree Strategic Credit Fund, *et al.* (File No. 812-15858), Release No. IC-35739 (September 5, 2025) (notice), Release No. IC-35778 (November 14, 2025) (order)~~.

Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:

Rajib Chanda
Nathan Briggs
Simpson Thacher & Bartlett LLP
900 G Street, NW
Washington, D.C. 20001
(202) 636-5500

Jonathan Gaines
Stephen Forster
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
(212) 455-2000

Nicole M. Runyan, P.C.
Pamela Poland Chen
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
Telephone: (212) 446-4800
nicole.runyan@kirkland.com
pamela.chen@kirkland.com

B. Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of the Existing Regulated Fund pursuant to resolutions duly adopted by the Board. Copies of the resolutions are provided below.

Pursuant to Rule 0-2(c), Applicants hereby state that each Applicant has authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Sections 17(d) and 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that they havehe has duly executed the Application for and on behalf of the applicable entity listed; that they arehe is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

In accordance with the requirements for a request for expedited review of this Application, marked copies of two recent applications seeking the same relief as Applicants that are substantially identical as required by Rule 0-5(e) of the 1940 Act are attached as Exhibit B.

The Applicants have caused this Application to be duly signed on their behalf on the ~~22nd~~13th day of ~~May~~August, 2026.

~~DAWSON~~CLEARLAKE PRIVATE MARKETS ~~EVERGREEN~~ FUND

By: /s/ ~~Derek Miners~~ Fred Ebrahemi
Name: Fred Ebrahemi
Title: Trustee

CLEARLAKE CAPITAL RIC MANAGEMENT, LLC

By: /s/ Fred Ebrahemi
Name: ~~Derek Miners~~ Fred Ebrahemi
Title: ~~Trustee~~ Chief Operating Officer

~~DAWSON PARTNERS (US) INC.~~

PATHWAY CAPITAL MANAGEMENT, LP

By: /s/ ~~Jennifer McGoey~~ Richard Mazer
Name: Richard Mazer
Title: Managing Director

~~Name: Jennifer McGoey~~
~~Title: Authorized Person~~
~~DAWSON PARTNERS INC.~~

PATHWAY CO-INVESTMENT FUND II, LP

BY: PCIF MANAGEMENT II LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ ~~Jennifer McGoey~~ Richard Mazer
Name: Richard Mazer
Title: Managing Director

~~Name: Jennifer McGoey~~
~~Title: Partner and Chief Compliance Officer~~
~~DAWSON (CO-INVEST) 5 LP~~

PATHWAY CO-INVESTMENT PARTNERS FUND V, LP

~~By: Dawson Partners 5 GP Inc., its general partner~~
BY: PPEF MANAGEMENT V-B LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY CO-INVESTMENT PARTNERS FUND VII, LP

BY: PCPF VII MANAGEMENT LLC
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY CO-INVESTMENT PARTNERS FUND VIII, LP

BY: PCPF VIII MANAGEMENT LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ ~~Jennifer McGoey~~ Richard Mazer
Name: Richard Mazer
Title: Managing Director

~~Name: Jennifer McGoey~~
~~Title: Authorized Person~~

~~DAWSON (CO-INVEST) 6~~PATHWAY MARTELLO INVESTMENTS I, LP

~~By: Dawson Partners 6 GP Inc., its general partner~~
BY: PATHWAY MARTELLO MANAGEMENT, LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ ~~Jennifer McGoey~~ Richard Mazer
Name: Richard Mazer
Title: Managing Director

~~Name: Jennifer McGoey~~
~~Title: Authorized Person~~
~~DAWSON (CO-INVEST) 7 LP~~

PATHWAY PRIVATE CREDIT FUND II, LP

~~By: Dawson Partners 7 GP Inc., its general partner~~

BY: PPCF MANAGEMENT LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ ~~Jennifer McGoey~~ Richard Mazer
Name: Richard Mazer
Title: Managing Director

~~Name: Jennifer McGoey~~
~~Title: Authorized Person~~

~~DAWSON (CO-INVEST) GP FINANCE 2~~PATHWAY PRIVATE EQUITY FUND III-CO, LP

~~By: Dawson Partners GP Finance 2 GP Inc., its general partner~~

BY: PPEF MANAGEMENT III-CO LLC, ITS GENERAL PARTNER

BY: PPEF MANAGEMENT III LLC, ITS MANAGING MEMBER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ ~~Jennifer McGoey~~ Richard Mazer
Name: Richard Mazer
Title: Managing Director

~~Name: Jennifer McGoey~~
~~Title: Authorized Person~~

~~DAWSON~~PATHWAY PRIVATE EQUITY ~~1~~FUND INVESTORS 11, LP

BY: PPEF MANAGEMENT INVESTORS 11 LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

~~By: Dawson Partners Equity 1 GP Inc., its general partner~~

~~By: /s/ Jennifer McGoey~~
~~Name: Jennifer McGoey~~
~~Title: Authorized Person~~

~~DAWSON GP FINANCE 1 LP~~
~~By: Dawson Partners GP Finance 1 GP Inc., its general partner~~

~~By: /s/ Jennifer McGoey~~
~~Name: Jennifer McGoey~~
~~Title: Authorized Person~~

~~DAWSON GP FINANCE 2 LP~~
~~By: Dawson Partners GP Finance 2 GP Inc., its general partner~~

~~By: /s/ Jennifer McGoey~~
~~Name: Jennifer McGoey~~
~~Title: Authorized Person~~

~~DAWSON IDF 1 LP~~
~~By: Dawson Partners IDF 1 GP Inc., its general partner~~

~~By: /s/ Jennifer McGoey~~
~~Name: Jennifer McGoey~~
~~Title: Authorized Person~~

~~DAWSON PORTFOLIO FINANCE 1 LP~~
~~By: Dawson Partners Associates 1 LP, its general partner~~
~~By: Dawson Partners Associates 1 GP LLC, its general Partner~~

~~By: /s/ Jennifer McGoey~~
~~Name: Jennifer McGoey~~
~~Title: Authorized Person~~

~~DAWSON PORTFOLIO FINANCE 2 LP~~
~~By: Dawson Partners Inc., its general partner~~

~~By: /s/ Jennifer McGoey~~
~~Name: Jennifer McGoey~~
~~Title: Authorized Person~~

~~**DAWSON PORTFOLIO FINANCE 3 LP**~~
~~By: Dawson Partners Inc., its general partner~~

~~By: /s/ Jennifer McGoey~~
~~Name: Jennifer McGoey~~
~~Title: Authorized Person~~

~~**DAWSON PORTFOLIO FINANCE 4 LP**~~
~~By: Dawson Partners Inc., its general partner~~

By: /s/ ~~Jennifer McGoey~~ Richard Mazer
Name: Richard Mazer
Title: Managing Director

~~Name: Jennifer McGoey~~
~~Title: Authorized Person~~

~~**DAWSON PORTFOLIO FINANCE 5**~~**PATHWAY PRIVATE EQUITY FUND INVESTORS 12, LP**

~~By: Dawson Partners 5 GP Inc., its general partner~~

BY: PPEF MANAGEMENT INVESTORS 12 LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ ~~Jennifer McGoey~~ Richard Mazer
Name: Richard Mazer
Title: Managing Director

~~Name: Jennifer McGoey~~
~~Title: Authorized Person~~

~~DAWSON PORTFOLIO FINANCE 6~~PATHWAY PRIVATE EQUITY FUND V AIV, LP

~~By: Dawson Partners 6 GP Inc., its general partner~~

BY: PPEF MANAGEMENT V LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ ~~Jennifer McGoey~~ Richard Mazer
Name: Richard Mazer
Title: Managing Director

~~Name: Jennifer McGoey~~
~~Title: Authorized Person~~

~~DAWSON PORTFOLIO FINANCE 7~~PATHWAY PRIVATE EQUITY FUND V-B AIV, LP

~~By: Dawson Partners 7 GP Inc., its general partner~~

BY: PPEF MANAGEMENT V-B LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ ~~Jennifer McGoey~~ Richard Mazer
Name: Richard Mazer
Title: Managing Director

~~Name: Jennifer McGoey~~
~~Title: Authorized Person~~

~~DAWSON PORTFOLIO FINANCE EVERGREEN (MASTER) LP~~

PATHWAY PRIVATE EQUITY FUND V-B, LLC

BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS MANAGER

~~By: Dawson Partners Portfolio Finance Evergreen GP Inc., its general partner~~

By: /s/ ~~Jennifer McGoey~~ Richard Mazer
Name: Richard Mazer
Title: Managing Director

~~Name: Jennifer McGoey~~
~~Title: Authorized Person~~

~~**DAWSON LOGAN 2025-L5 LP**~~

~~By: Dawson Logan 2025-L5 GP LLC, its general partner~~

PATHWAY PRIVATE EQUITY FUND V-C, LP

~~By: Dawson Partners 6 GP Inc., its sole member~~

BY: PPEF MANAGEMENT V-B LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ ~~Jennifer McGoey~~ Richard Mazer
Name: Richard Mazer
Title: Managing Director

~~Name: Jennifer McGoey~~
~~Title: Authorized Person~~

~~**DAWSON PORTFOLIO FINANCE (LUX) SCSP-RAIF**~~

PATHWAY PRIVATE EQUITY FUND V-D, LP

~~By: Dawson Partners Inc., its Investment Manager~~

BY: PPEF MANAGEMENT V-B LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ ~~Jennifer McGoey~~ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY PRIVATE EQUITY FUND V-E, LP

BY: PPEF MANAGEMENT V-B LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: ~~Jennifer McGoey~~ Richard Mazer
Title: ~~Authorized Person~~ Managing Director

~~VERIFICATION~~

PATHWAY PRIVATE EQUITY FUND V-F, LP

BY: PPEF MANAGEMENT V-B LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY PRIVATE EQUITY FUND V-G, LP

BY: PPEF MANAGEMENT V-B LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY PRIVATE EQUITY FUND XX-B, LP

BY: PPEF MANAGEMENT XX LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY PRIVATE EQUITY FUND XXIII, LP

BY: PPEF MANAGEMENT XXIII LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY PRIVATE EQUITY FUND XXIX, LP

BY: PPEF MANAGEMENT XXIX LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY PRIVATE EQUITY FUND XXV-B, LP

BY: PPEF MANAGEMENT XXV-B LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY PRIVATE EQUITY FUND XXV, LP

BY: PPEF MANAGEMENT XXV LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY PRIVATE EQUITY FUND XXX-FI, LP

BY: PPEF MANAGEMENT XXX LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY PRIVATE EQUITY FUND XXXI CO-INV, LP

BY: PPEF MANAGEMENT XXXI CO-INV LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY PRIVATE EQUITY FUND XXXII, LP

BY: PPEF MANAGEMENT XXXII LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY SECONDARIES FUND IV (OFFSHORE), LP

BY: PSF IV MANAGEMENT LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY SECONDARIES FUND IV, LP

BY: PSF IV MANAGEMENT LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY SECONDARY OVERAGE FUND, LP

BY: PPEF MANAGEMENT V-B LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY SELECT FUND, LP - 2025

BY: PATHWAY SELECT MANAGEMENT, LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, AS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY SELECT FUND, LP - 2026

BY: PATHWAY SELECT MANAGEMENT, LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, AS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY SELECT FUND, LP - SERIES A

BY: PATHWAY SELECT MANAGEMENT, LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, AS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY SELECT SECONDARIES FUND II, LP

BY: PSSF II MANAGEMENT LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY SELECT SECONDARIES FUND, LP

BY: PSSF MANAGEMENT LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY STRATEGIC CREDIT FUND III, LP

BY: PSCF III MANAGEMENT LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY/AK CREDIT CO-INVESTMENT FUND, LP

BY: PATHWAY/AK CREDIT CO-INVESTMENT GP LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY/AK TACTICAL OPPORTUNITIES FUND, LP

BY: PATHWAY/AK CREDIT CO-INVESTMENT GP LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

TMAM/PATHWAY DISCOVERY FUND, LP

BY: PDIF MANAGEMENT II LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

TMAM/PATHWAY GLOBAL OPPORTUNITIES EUR FUND X, LP

BY: PGOF MANAGEMENT II LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

TMAM/PATHWAY GLOBAL OPPORTUNITIES USD FUND X, LP

BY: PGOF MANAGEMENT II LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

TMAM/PATHWAY GLOBAL OPPORTUNITIES EUR FUND XI, LP

BY: PGOF MANAGEMENT II LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

TMAM/PATHWAY GLOBAL OPPORTUNITIES USD FUND XI, LP

BY: PGOF MANAGEMENT II LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

VERIFICATION

The undersigned states that he has duly executed the foregoing Application ~~dated May 22, 2026~~ for and on behalf of ~~Dawson Private Markets Evergreen Fund~~each entity listed below, that he ~~is a Trustee of~~ is the authorized person of each such entity and that all action by officers, directors, and other bodies necessary to authorize ~~deponent~~the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

~~**DAWSON PRIVATE MARKETS EVERGREEN FUND**~~
~~By: /s/ Derek Miners~~
~~Name: Derek Miners~~
~~Title: Trustee~~

~~VERIFICATION~~

~~The undersigned states that she has duly executed the foregoing Application dated May 22, 2026 for and on behalf of Dawson Partners (US) Inc., that she is an Authorized Person of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.~~

~~DAWSON PARTNERS (US) INC.~~

CLEARLAKE PRIVATE MARKETS FUND

By: /s/ Fred Ebrahemi
Name: Fred Ebrahemi
Title: Trustee

CLEARLAKE CAPITAL RIC MANAGEMENT, LLC

By: /s/ Fred Ebrahemi
Name: Fred Ebrahemi
Title: Chief Operating Officer

PATHWAY CAPITAL MANAGEMENT, LP

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY CO-INVESTMENT FUND II, LP

BY: PCIF MANAGEMENT II LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY CO-INVESTMENT PARTNERS FUND V, LP

BY: PPEF MANAGEMENT V-B LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY CO-INVESTMENT PARTNERS FUND VII, LP

BY: PCPF VII MANAGEMENT LLC
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ ~~Jennifer McGoey~~ Richard Mazer
Name: Richard Mazer
Title: Managing Director

~~Name: Jennifer McGoey~~
~~Title: Authorized Person~~

~~VERIFICATION~~

~~The undersigned states that she has duly executed the foregoing Application dated May 22, 2026 for and on behalf of Dawson Partners Inc., that she is a Partner and the Chief Compliance Officer of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.~~

~~**DAWSON PARTNERS INC.**~~

PATHWAY CO-INVESTMENT PARTNERS FUND VIII, LP

BY: PCPF VIII MANAGEMENT LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY MARTELLO INVESTMENTS I, LP

BY: PATHWAY MARTELLO MANAGEMENT, LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY PRIVATE CREDIT FUND II, LP

BY: PPCF MANAGEMENT LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY PRIVATE EQUITY FUND III-CO, LP

BY: PPEF MANAGEMENT III-CO LLC, ITS GENERAL PARTNER
BY: PPEF MANAGEMENT III LLC, ITS MANAGING MEMBER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ ~~Jennifer McGoey~~ Richard Mazer
Name: Richard Mazer
Title: Managing Director
~~Name: Jennifer McGoey~~
~~Title: Partner and Chief Compliance Officer~~

~~VERIFICATION~~

~~The undersigned states that she has duly executed the foregoing Application dated May 22, 2026 for and on behalf of the general partner and/or investment manager, as applicable, of the Existing Affiliated Funds below, that she is an Authorized Person of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.~~

~~DAWSON (CO-INVEST) 5 LP~~

~~DAWSON (CO-INVEST) 6 LP~~

~~DAWSON (CO-INVEST) 7 LP~~

~~DAWSON (CO-INVEST) GP FINANCE 2 LP~~

~~DAWSON EQUITY 1 LP~~

~~DAWSON GP FINANCE 1 LP~~

~~DAWSON GP FINANCE 2 LP~~

~~DAWSON IDF 1 LP~~

~~DAWSON PORTFOLIO FINANCE 1 LP~~

~~DAWSON PORTFOLIO FINANCE 2 LP~~

~~DAWSON PORTFOLIO FINANCE 3 LP~~

~~DAWSON PORTFOLIO FINANCE 4 LP~~

~~DAWSON PORTFOLIO FINANCE 5 LP~~

~~DAWSON PORTFOLIO FINANCE 6 LP~~

~~DAWSON PORTFOLIO FINANCE 7 LP~~

~~DAWSON PORTFOLIO FINANCE EVERGREEN (MASTER) LP~~

~~DAWSON LOGAN 2025-L5 LP~~

~~DAWSON PORTFOLIO FINANCE (LUX) SCSP-RAIF~~

PATHWAY PRIVATE EQUITY FUND INVESTORS 11, LP

BY: PPEF MANAGEMENT INVESTORS 11 LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY PRIVATE EQUITY FUND INVESTORS 12, LP

BY: PPEF MANAGEMENT INVESTORS 12 LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY PRIVATE EQUITY FUND V AIV, LP

BY: PPEF MANAGEMENT V LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY PRIVATE EQUITY FUND V-B AIV, LP

BY: PPEF MANAGEMENT V-B LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY PRIVATE EQUITY FUND V-B, LLC

BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS MANAGER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY PRIVATE EQUITY FUND V-C, LP

BY: PPEF MANAGEMENT V-B LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY PRIVATE EQUITY FUND V-D, LP

BY: PPEF MANAGEMENT V-B LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY PRIVATE EQUITY FUND V-E, LP

BY: PPEF MANAGEMENT V-B LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY PRIVATE EQUITY FUND V-F, LP

BY: PPEF MANAGEMENT V-B LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY PRIVATE EQUITY FUND V-G, LP

BY: PPEF MANAGEMENT V-B LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY PRIVATE EQUITY FUND XX-B, LP

BY: PPEF MANAGEMENT XX LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY PRIVATE EQUITY FUND XXIII, LP

BY: PPEF MANAGEMENT XXIII LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY PRIVATE EQUITY FUND XXIX, LP

BY: PPEF MANAGEMENT XXIX LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY PRIVATE EQUITY FUND XXV-B, LP

BY: PPEF MANAGEMENT XXV-B LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY PRIVATE EQUITY FUND XXV, LP

BY: PPEF MANAGEMENT XXV LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY PRIVATE EQUITY FUND XXX-FI, LP

BY: PPEF MANAGEMENT XXX LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY PRIVATE EQUITY FUND XXXI CO-INV, LP

BY: PPEF MANAGEMENT XXXI CO-INV LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY PRIVATE EQUITY FUND XXXII, LP

BY: PPEF MANAGEMENT XXXII LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY SECONDARIES FUND IV (OFFSHORE), LP

BY: PSF IV MANAGEMENT LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY SECONDARIES FUND IV, LP

BY: PSF IV MANAGEMENT LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY SECONDARY OVERAGE FUND, LP

BY: PPEF MANAGEMENT V-B LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY SELECT FUND, LP - 2025

BY: PATHWAY SELECT MANAGEMENT, LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, AS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY SELECT FUND, LP - 2026

BY: PATHWAY SELECT MANAGEMENT, LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, AS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY SELECT FUND, LP - SERIES A

BY: PATHWAY SELECT MANAGEMENT, LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, AS SOLE MEMBER

By: /s/ ~~Jennifer McGoey~~ Richard Mazer
Name: Richard Mazer
Title: Managing Director
~~Name: Jennifer McGoey~~
~~Title: Authorized Person~~

PATHWAY SELECT SECONDARIES FUND II, LP

BY: PSSF II MANAGEMENT LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY SELECT SECONDARIES FUND, LP

BY: PSSF MANAGEMENT LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY STRATEGIC CREDIT FUND III, LP

~~SCHEDULE A~~

~~**Existing Adviser**~~	~~**Existing Affiliated Funds**~~
~~Dawson Partners (US) Inc.~~	~~Dawson Portfolio Finance Evergreen (Master) LP~~
~~Dawson Partners Inc.~~	~~Dawson (Co-Invest) 5 LP~~ ~~Dawson (Co-Invest) 6 LP~~ ~~Dawson (Co-Invest) 7 LP~~ ~~Dawson (Co-Invest) GP Finance 2 LP Dawson Equity 1 LP~~ ~~Dawson GP Finance 1 LP~~ ~~Dawson GP Finance 2 LP~~ ~~Dawson IDF 1 LP~~ ~~Dawson Portfolio Finance 1 LP~~ ~~Dawson Portfolio Finance 2 LP~~ ~~Dawson Portfolio Finance 3 LP~~ ~~Dawson Portfolio Finance 4 LP~~ ~~Dawson Portfolio Finance 5 LP~~ ~~Dawson Portfolio Finance 6 LP~~ ~~Dawson Portfolio Finance 7 LP~~ ~~Dawson Logan 2025-L5 LP~~ ~~Dawson Portfolio Finance (Lux) SCSp-RAIF~~

BY: PSCF III MANAGEMENT LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY/AK CREDIT CO-INVESTMENT FUND, LP

BY: PATHWAY/AK CREDIT CO-INVESTMENT GP LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY/AK TACTICAL OPPORTUNITIES FUND, LP
BY: PATHWAY/AK CREDIT CO-INVESTMENT GP LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

TMAM/PATHWAY DISCOVERY FUND, LP
BY: PDIF MANAGEMENT II LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

TMAM/PATHWAY GLOBAL OPPORTUNITIES EUR FUND X, LP

BY: PGOF MANAGEMENT II LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

TMAM/PATHWAY GLOBAL OPPORTUNITIES USD FUND X, LP
BY: PGOF MANAGEMENT II LLC, ITS GENERAL PARTNER

BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

TMAM/PATHWAY GLOBAL OPPORTUNITIES EUR FUND XI, LP

BY: PGOF MANAGEMENT II LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

TMAM/PATHWAY GLOBAL OPPORTUNITIES USD FUND XI, LP

BY: PGOF MANAGEMENT II LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

SCHEDULE A

PATHWAY CO-INVESTMENT FUND II, LP
PATHWAY CO-INVESTMENT PARTNERS FUND V, LP
PATHWAY CO-INVESTMENT PARTNERS FUND VII, LP
PATHWAY CO-INVESTMENT PARTNERS FUND VIII, LP
PATHWAY MARTELLO INVESTMENTS I, LP
PATHWAY PRIVATE CREDIT FUND II, LP
PATHWAY PRIVATE EQUITY FUND III-CO, LP
PATHWAY PRIVATE EQUITY FUND INVESTORS 11, LP
PATHWAY PRIVATE EQUITY FUND INVESTORS 12, LP
PATHWAY PRIVATE EQUITY FUND V AIV, LP
PATHWAY PRIVATE EQUITY FUND V-B AIV, LP
PATHWAY PRIVATE EQUITY FUND V-B, LLC
PATHWAY PRIVATE EQUITY FUND V-C, LP
PATHWAY PRIVATE EQUITY FUND V-D, LP
PATHWAY PRIVATE EQUITY FUND V-E, LP
PATHWAY PRIVATE EQUITY FUND V-F, LP
PATHWAY PRIVATE EQUITY FUND V-G, LP
PATHWAY PRIVATE EQUITY FUND XX-B, LP
PATHWAY PRIVATE EQUITY FUND XXIII, LP
PATHWAY PRIVATE EQUITY FUND XXIX, LP
PATHWAY PRIVATE EQUITY FUND XXV-B, LP
PATHWAY PRIVATE EQUITY FUND XXV, LP
PATHWAY PRIVATE EQUITY FUND XXX-FI, LP
PATHWAY PRIVATE EQUITY FUND XXXI CO-INV, LP
PATHWAY PRIVATE EQUITY FUND XXXII, LP
PATHWAY SECONDARIES FUND IV (OFFSHORE), LP
PATHWAY SECONDARIES FUND IV, LP
PATHWAY SECONDARY OVERAGE FUND, LP
PATHWAY SELECT FUND, LP - 2025
PATHWAY SELECT FUND, LP - 2026
PATHWAY SELECT FUND, LP - SERIES A
PATHWAY SELECT SECONDARIES FUND II, LP
PATHWAY SELECT SECONDARIES FUND, LP
PATHWAY STRATEGIC CREDIT FUND III, LP
PATHWAY/AK CREDIT CO-INVESTMENT FUND, LP
PATHWAY/AK TACTICAL OPPORTUNITIES FUND, LP
TMAM/PATHWAY DISCOVERY FUND, LP
TMAM/PATHWAY GLOBAL OPPORTUNITIES EUR FUND X, LP
TMAM/PATHWAY GLOBAL OPPORTUNITIES USD FUND X, LP
TMAM/PATHWAY GLOBAL OPPORTUNITIES EUR FUND XI, LP
TMAM/PATHWAY GLOBAL OPPORTUNITIES USD FUND XI, LP

EXHIBIT A

APPROVAL OF FILING SECTION 17(D) APPLICATION FOR CO-INVESTMENT RELIEF

Proposed Resolutions ~~of~~ to be Adopted by the Sole Trustee ~~**(the "*Sole Trustee*") of Dawson**~~ ***of Clearlake*** **Private Markets** ~~**Evergreen**~~ **Fund** ~~**(the "*Fund*")**~~

WHEREAS, ~~the Sole Trustee deems it advisable and in the best interest of the Fund to file with the~~ Clearlake Private Markets Fund (the "Fund") intends to submit a Co-Investment Exemptive Application (the *"*Exemptive Application*"*) for an order of the U.S. Securities and Exchange Commission (~~the~~ "~~Commission") an application for an order~~SEC") pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 17d-1 ~~promulgated~~ thereunder ~~(the "Co-Investment Application"), to authorize the entering into of~~ permitting certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 ~~promulgated~~ thereunder~~.~~; and

WHEREAS it is advisable and in the best interest of the Fund that the Fund file the Exemptive Application.

NOW, THEREFORE, BE IT

~~**NOW, THEREFORE, BE IT**~~ **RESOLVED**, that the ~~Sole Trustee~~ officers of the Fund be, and each of them hereby is, authorized, empowered and directed ~~on behalf of~~, in the ~~Fund and in its~~ name and on behalf of the Fund, to ~~prepare, execute, and~~ cause to be executed, delivered and filed with the ~~Commission the Co-Investment Application for an Order of Exemption, substantially in the form presented to the Sole Trustee, and any amendments thereto, pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and it is further~~ SEC the Exemptive Application;

RESOLVED, that the officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Application, together with such exhibits and other documents thereto, as are satisfactory in form and substance to counsel to the Fund in order to effectuate the foregoing, such determination to be conclusively evidenced by the taking of any such action;

RESOLVED, that all acts and things previously done by the officers, on or prior to the date hereof, in the name and on behalf of the Fund in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Fund; and

RESOLVED, that the ~~Sole Trustee~~ officers be, and ~~he~~ each of them hereby is, authorized, empowered and directed to ~~take such further action and execute such other documents as the Sole Trustee shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution.~~ certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as the officer may deem necessary and to identify by such officer's signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval of any document, instrument or provision or any addition, deletion or change in any document or instrument.

~~(Adopted on November 26, 2025)~~

EXHIBIT B

MARKED COPIES OF THE APPLICATION SHOWING CHANGES FROM THE FINAL VERSIONS OF THE TWO APPLICATIONS IDENTIFIED AS SUBSTANTIALLY IDENTICAL UNDER RULE 0-5(E)(3)

File No. ~~812-15805~~812-16070

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

~~In the Matter of the Application of:~~

~~**BLUEROCK PRIVATE REAL ESTATE FUND, BLUEROCK HIGH INCOME INSTITUTIONAL CREDIT FUND, BLUEROCK FUND ADVISOR, LLC AND BLUEROCK CREDIT FUND ADVISOR, LLC**~~

~~919 Third Avenue, 40th Floor~~
~~New York, NY 10022~~
~~(212) 843 -1601~~

~~AMENDMENT NO. 4 TO THE~~ AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

In the Matter of the Application of:

CLEARLAKE PRIVATE MARKETS FUND, CLEARLAKE CAPITAL RIC MANAGEMENT, LLC, PATHWAY CAPITAL MANAGEMENT, LP, PATHWAY CO-INVESTMENT FUND II, LP, PATHWAY CO-INVESTMENT PARTNERS FUND V, LP, PATHWAY CO-INVESTMENT PARTNERS FUND VII, LP, PATHWAY CO-INVESTMENT PARTNERS FUND VIII, LP, PATHWAY MARTELLO INVESTMENTS I, LP, PATHWAY PRIVATE CREDIT FUND II, LP, PATHWAY PRIVATE EQUITY FUND III-CO, LP, PATHWAY PRIVATE EQUITY FUND INVESTORS 11, LP, PATHWAY PRIVATE EQUITY FUND INVESTORS 12, LP, PATHWAY PRIVATE EQUITY FUND V AIV, LP, PATHWAY PRIVATE EQUITY FUND V-B AIV, LP, PATHWAY PRIVATE EQUITY FUND V-B, LLC, PATHWAY PRIVATE EQUITY FUND V-C, LP, PATHWAY PRIVATE EQUITY FUND V-D, LP, PATHWAY PRIVATE EQUITY FUND V-E, LP, PATHWAY PRIVATE EQUITY FUND V-F, LP, PATHWAY PRIVATE EQUITY FUND V-G, LP, PATHWAY PRIVATE EQUITY FUND XX-B, LP, PATHWAY PRIVATE EQUITY FUND XXIII, LP, PATHWAY PRIVATE EQUITY FUND XXIX, LP, PATHWAY PRIVATE EQUITY FUND XXV-B, LP, PATHWAY PRIVATE EQUITY FUND XXV, LP, PATHWAY PRIVATE EQUITY FUND XXX-FI, LP, PATHWAY PRIVATE EQUITY FUND XXXI CO-INV, LP, PATHWAY PRIVATE EQUITY FUND XXXII, LP, PATHWAY SECONDARIES FUND IV (OFFSHORE), LP, PATHWAY SECONDARIES FUND IV, LP, PATHWAY SECONDARY OVERAGE FUND, LP, PATHWAY SELECT FUND, LP—2025, PATHWAY SELECT FUND, LP—2026, PATHWAY SELECT FUND, LP—SERIES A, PATHWAY SELECT SECONDARIES FUND II, LP, PATHWAY SELECT SECONDARIES FUND, LP, PATHWAY STRATEGIC CREDIT FUND III, LP, PATHWAY/AK CREDIT CO-INVESTMENT FUND, LP, PATHWAY/AK TACTICAL OPPORTUNITIES FUND, LP, TMAM/PATHWAY DISCOVERY FUND, LP, TMAM/PATHWAY GLOBAL OPPORTUNITIES EUR FUND X, LP, TMAM/PATHWAY GLOBAL OPPORTUNITIES USD FUND X, LP, TMAM/PATHWAY GLOBAL OPPORTUNITIES EUR FUND XI, LP, TMAM/PATHWAY GLOBAL OPPORTUNITIES USD FUND XI, LP

233 Wilshire Blvd., Suite 800

Santa Monica, California 90401

All Communications, Notices and Orders to:

Fred Ebrahemi

John Cannon
~~**Jason Emala, Esq.**~~
~~**Bluerock Asset**~~**Clearlake Capital RIC Management, LLC**
233 Wilshire Blvd., Suite 800
Santa Monica, California 90401
febrahemi@clearlake.com
jcannon@clearlake.com
~~**919 Third Avenue, 40th Floor**~~
~~**New York, NY 10022**~~
~~**Telephone: (212) 843-1601**~~

Copies to:

Rajib Chanda
Nathan Briggs
Simpson Thacher & Bartlett LLP
900 G Street, NW
Washington, D.C. 20001
(202) 636-5500

Jonathan Gaines
Stephen Forster
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
(212) 455-2000

~~**Nicole Simon**~~
~~**Stradley Ronon Stevens & Young, LLP**~~
~~**100 Park Avenue, Suite 2000**~~
~~**New York, NY 10017**~~
~~**Telephone: (212) 812-4137**~~

~~June 8~~August 13, 2026

~~**UNITED STATES OF AMERICA**~~
~~**BEFORE THE**~~
~~**SECURITIES AND EXCHANGE COMMISSION**~~

I. SUMMARY OF APPLICATION

The following entities hereby request an order (the “***Order***”) of the U.S. Securities and Exchange Commission (the “***SEC***” or “***Commission***”) under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “***1940 Act***”),[1] and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

- BluerockClearlake Private Real Estate Fund (“***BPRE***”), an externally managed,Markets Fund, a non-diversified, closed-end management investment company registered under the 1940 Act and listed on the New York Stock Exchange(the “***Existing Regulated Fund***” or “***CPMF***”);

- Bluerock High Income Institutional Credit Fund (“***HF***” and, together with BPRE, the “***Existing Regulated Funds***”), an externally managed, non-diversified closed-end management investment company registered under the 1940 Act;

- Bluerock Fund AdvisorClearlake Capital RIC Management, LLC and its successors[2](“***BFACCRM***”), an indirect, majority-owned subsidiary of BAM (as defined below) and the investment adviser to BPRE. BFA is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended (the “***Advisers Act***”), that will serve as the investment adviser to the Existing Regulated Fund, on behalf of itself and its successors;[2]

- Pathway Capital Management, LP (“***Pathway***”, and, together with CCRM, the “***Existing Advisers***”), an investment adviser registered under the Advisers Act and the investment adviser to the Existing Affiliated Funds (as defined below), on behalf of itself and its successors; and

- Bluerock Credit Fund Advisor, LLC and its successors (“***CFA***The investment vehicles identified in Schedule A, each of which is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act (the “***Existing Affiliated Funds***” and, together with the Existing Regulated Funds and BFAthe Existing Advisers, the “***Applicants***”), an indirect, majority-owned subsidiary of BAM and the investment adviser to HI.[3]CFA is registered with the SEC as an investment adviser under the Advisers Act..[3]

---

[1] Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

[2] The term “successor,” as applied to each Adviser (as defined below), means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.

[2] The term “***successor***” means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.

[3] All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

[3] All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

The relief requested in this application for the Order (the "***Application***") would allow a Regulated Fund[4] and one or more Affiliated Entities[5] to engage in Co-Investment Transactions[6] subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment Transaction are collectively referred to herein as "***Participants***."[7] The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.[8]

II. GENERAL DESCRIPTION OF THE APPLICANTS

~~Bluerock Asset Management, LLC ("BAM"), a Delaware limited liability company formed in 2022, and/or one or more of its affiliates (collectively with BAM, "Bluerock Control Entities") have controlling interests in each of the Advisers, and thus may be deemed to indirectly control the Regulated Funds. However, the Bluerock Control Entities are holding companies; they do not currently offer investment advisory services to any person, are not expected to do so in the future, and will not be the source of any Co-Investment Transactions under the requested Order. Accordingly, none of the Bluerock Control Entities have been included as Applicants.~~

4 "***Regulated Fund***" means the Existing Regulated Fund~~s~~ and any Future Regulated Funds. "***Future Regulated Fund***" means an entity (or series thereof, as applicable) (a) that is an open-end or closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. "***Wholly-Owned Investment Sub***" means an entity: (a) that is a "wholly-owned subsidiary" (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. "***Joint Venture***" means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). "***BDC Downstream Fund***" means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture's or BDC Downstream Fund's chief compliance officer, and the Joint Venture's or BDC Downstream Fund's investment committee will be deemed to be the Joint Venture's or BDC Downstream Fund's Board.

5 "***Affiliated Entity***" means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates, and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates, that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.

To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

6 "***Co-Investment Transaction***" means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.

7 "***Adviser***" means ~~BFA, CFA,~~the Existing Advisers and any other investment adviser~~,~~ controlling, controlled by, or under common control with ~~BFA and/or CFA~~an Existing Adviser. The term "Adviser" also includes any internally-managed Regulated Fund.

8 *See, e.g.*, Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

Clearlake Capital Group, L.P. (“***Clearlake***”), an investment adviser registered under the Advisers Act, wholly owns the Existing Advisers, and thus may be deemed to control the Regulated Funds and the Affiliated Entities. Clearlake, however, does not currently offer investment advisory services to any entity that intends to rely upon the requested Order. Accordingly, Clearlake has not been included as an Applicant.

A. ~~BPRE~~CPMF

~~BPRE (formerly, Bluerock Total Income+ Real Estate Fund) is a Delaware statutory trust formed on May 25, 2012. BPRE is registered under the 1940 Act as a closed-end management investment company. BPRE commenced operations on October 22, 2012. BPRE’s common shares commenced trading on the New York Stock Exchange on December 16, 2025. BPRE is currently treated as a regulated investment company under Sub-Chapter M of the Internal Revenue Code of 1986, as amended (the “*Code*”).~~

CPMF is a Delaware statutory trust that is a non-diversified, closed-end management investment company that is registered under the 1940 Act. CPMF was organized on April 2, 2026 and has not yet commenced investment operations. CPMF intends to make an election to be treated, and intends to qualify annually thereafter, as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended.

~~BPRE’s primary~~CPMF’s investment objective is to ~~generate current income while secondarily seeking~~seek long-term capital appreciation ~~with low to moderate volatility and low correlation to the broader markets.~~primarily through secondary investments in private equity funds and continuation vehicles within private markets, with the ability to opportunistically invest in private equity co-investments and primary subscriptions in private equity funds (collectively, “***Private Assets***”). CPMF intends to invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in Private Assets and other instruments that are issued in private offerings or issued by private companies.

~~BPRE has a six-member board of trustees (the “***BPRE Board***”), of which four members are not “interested” persons of BPRE within the meaning of Section 2(a)(19) of the 1940 Act.[9]~~

~~B. III~~

~~III is a Delaware statutory trust formed on August 19, 2021. III is registered under the 1940 Act as a closed-end management investment company that operates as an interval fund pursuant to Rule 23c-3 under the 1940 Act. III commenced operations on June 21, 2022. III is currently treated as a regulated investment company under Sub-Chapter M of the Code.~~

~~III’s primary investment objective is to generate high current income, while secondarily seeking attractive, long-term risk-adjusted returns, with low correlation to the broader markets.~~

~~III has a six-member~~CPMF is currently overseen by its sole trustee although CPMF intends to have a board of trustees (the “~~***III***~~***CPMF Board***~~”~~” and, together with the ~~BPRE B~~board~~, and~~ of any Future Regulated Fund~~’s board of directors~~, the “***Board***”)~~, of which four~~ that will consist of a majority of members who are not “interested~~”~~ persons” of ~~III~~CPMF within the meaning of Section 2(a)(19) of the 1940 Act.[9]

~~9 The Board of each Future Regulated Fund will consist of a majority of members who are not “interested persons” of such Future Regulated Fund within the meaning of Section 2(a)(19) of the 1940 Act.~~

9 The Board of each Future Regulated Fund will consist of a majority of members who are not “interested persons” of such Future Regulated Fund within the meaning of Section 2(a)(19) of the 1940 Act.

B. CCRM

CCRM is a Delaware limited liability company that is registered as an investment adviser under the Advisers Act. CCRM will serve as the investment adviser to the Existing Regulated Fund pursuant to an investment advisory agreement. CCRM is a wholly-owned subsidiary of Clearlake.

CCRM expects to enter into a resource sharing agreement with Clearlake and Pathway, pursuant to which Clearlake and Pathway will provide CCRM with experienced investment professionals and access to the resources of Clearlake and Pathway so as to enable CCRM to fulfill its obligations under the investment advisory agreement with CPMF.

C. BFA and CFAPathway

BFAPathway is a Delaware limited liability company formed on May 11, 2012. BFApartnership that is registered with the SEC as an investment adviser under the Advisers Act. BFA is an indirect, majority-owned subsidiary of BAM and that serves as the investment adviser to BPREthe Existing Affiliated Funds. Pathway is a wholly-owned subsidiary of Clearlake.

D. The Existing Affiliated Funds

The Existing Affiliated Funds are investment funds, each of whose investment adviser is Pathway, and each of which would be an "investment company" but for Section 3(c)(1) or Section 3(c)(7) of the 1940 Act. A list of the Existing Affiliated Funds is included on Schedule A hereto.

CFA is a Delaware limited liability company formed on November 29, 2017. CFA is registered with the SEC as an investment adviser under the Advisers Act. CFA is an indirect, majority-owned subsidiary of BAM and serves as investment adviser to III.

Under the terms of an investment advisory agreement with BPRE and III, BFA and CFA, respectively, will, among other things, manage the investment portfolio, direct purchases and sales of portfolio securities and report thereon to each Existing Regulated Fund's officers and directors regularly.

III. ORDER REQUESTED

The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the "***Conditions***"), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

A. Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is "a joint or a joint and several participant with such person" in contravention of such rules as the SEC may prescribe "for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant."

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any "joint enterprise or other joint arrangement or profit-sharing plan"[10] in which the fund is a participant without first obtaining an order from the SEC.

10 Rule 17d-1(c) defines a "[j]oint enterprise or other joint arrangement or profit-sharing plan" to include, in relevant part, "any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking …."

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC's rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

B. Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to an open-end or closed-end fund or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). ~~BFA and CFA~~The Existing Advisers are each ~~majority-owned by BAM~~wholly-owned by Clearlake, are under common control, and are thus affiliated persons of each other. Accordingly, with respect to ~~BFA and CFA~~the Existing Advisers, and any other Advisers that are deemed to be affiliated persons of each other, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with ~~BFA, CFA,~~an Existing Adviser and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act.

C. Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

1. Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company's board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.[11]

[11] Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.

2. Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the "required majority," as defined in Section 57(o) of the 1940 Act,[12] of the Regulated Fund ("***Required Majority***") will take the steps set forth in Section 57(f) of the 1940 Act,[13] unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

3. Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.[14]

4. No Remuneration. Any transaction fee[15] (including break-up, structuring, monitoring or commitment fees but excluding broker's fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund's participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

5. Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the "***Co-Investment Policies***"). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.[16]

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12 Section 57(o) defines the term "required majority," in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC's directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act. Solely for purposes of conditions 2 and 6(b) of this ~~a~~Application, a designated committee of the ~~b~~Board of a Regulated Fund may take the steps required of the Required Majority, so long as: (a) such committee consists of at least three directors who both have no financial interest in the relevant transaction and are not interested persons of the Regulated Fund, a majority of whom approve the transaction; and (b) a report on all Co-Investment Transactions considered by the designated committee, including the committee's decision on each such transaction and the information described in Section 57(f)(3) that the committee has recorded with respect to each such transaction, is provided to the entire ~~b~~Board of the Regulated Fund at the ~~b~~Board's next regularly-scheduled meeting.

13 Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC's shareholders and the BDC's policy as recited in filings made by the BDC with the Commission and the BDC's reports to shareholders; and (iii) the BDC's directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

14 Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.

15 Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

16 The Affiliated Entities may adopt shared Co-Investment Policies.

6. Dispositions:

(a) Prior to any Disposition[17] by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

(b) Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.[18]

7. Board Oversight

(a) Each Regulated Fund's directors will oversee the Regulated Fund's participation in the co-investment program in the exercise of their reasonable business judgment.

(b) Prior to a Regulated Fund's participation in Co-Investment Transactions, the Regulated Fund's Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

(c) At least quarterly, each Regulated Fund's Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund's participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund's policies and procedures approved pursuant to (b) above.

(d) Every year, each Regulated Fund's Adviser and chief compliance officer will provide the Regulated Fund's Board with reports or other information requested by the Board related to the Regulated Fund's participation in the co-investment program and any material changes in the Affiliated Entities' participation in the co-investment program, including changes to the Affiliated Entities' Co-Investment Policies.

(e) The Adviser and the chief compliance officer will also notify the Regulated Fund's Board of a compliance matter related to the Regulated Fund's participation in the co-investment program and related Co-Investment Policies or the Regulated Fund's policies and procedures approved pursuant to (b) above that a Regulated Fund's chief compliance officer considers to be material.

8. Recordkeeping. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).[19]

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17 "***Disposition***" means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.

18 "***Tradable Security***" means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

19 If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

9. In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.

IV. STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

A. Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund's size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

B. Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant's specific investment profile and other relevant characteristics.

V. PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the "***Existing Orders***").[20] Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

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20 *See*, *e.g.*, FS Credit Opportunities Corp., *et al.* (File No. 812-15706), Release No. IC-35520 (April 3, 2025) (notice), Release No. IC-35561 (April 29, 2025) (order); Sixth Street Specialty Lending, Inc., *et al.* (File No. 812-15729), Release No. IC-35531 (April 10, 2025) (notice), Release No. IC-35570 (May 6, 2025) (order); Blue Owl Capital Corporation, *et al.* (File No. 812-15715), Release No. IC-35530 (April 9, 2025) (notice), Release No. IC-35573 (May 6, 2025) (order); BlackRock Growth Equity Fund LP, *et al.* (File No. 812-15712), Release No. IC-35525 (April 8, 2025) (notice), Release No. IC-35572 (May 6, 2025) (order).

VI. PROCEDURAL MATTERS

A. Communications

Please address all communications concerning this Application, the Notice and the Order to:

Fred Ebrahemi
John Cannon
~~**Jason Emala, Esq.**~~
~~Bluerock Asset~~Clearlake Capital RIC Management, LLC
~~**919 Third Avenue, 40th Floor**~~
~~**New York, NY 10022**~~
~~**Telephone: (212) 843-1601**~~

233 Wilshire Blvd., Suite 800
Santa Monica, California 90401
febrahemi@clearlake.com
jcannon@clearlake.com

Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:

Rajib Chanda
Nathan Briggs
Simpson Thacher & Bartlett LLP
900 G Street, NW
Washington, D.C. 20001
(202) 636-5500

Jonathan Gaines
Stephen Forster
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
(212) 455-2000

Nicole Simon
Stradley Ronon Stevens & Young, LLP
100 Park Avenue, Suite 2000
New York, NY 10017
Telephone: (212) 812-4137

B. Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of eachthe Existing Regulated Fund pursuant to resolutions duly adopted by the Board. Copies of the resolutions are provided below.

Pursuant to Rule 0-2(c), Applicants hereby state that each Applicant has authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Sections 17(d) and 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

In accordance with the requirements for a request for expedited review of this Application, marked copies of two recent applications seeking the same relief as Applicants that are substantially identical as required by Rule 0-5(e) of the 1940 Act are attached as Exhibit B.

The Applicants have caused this ~~Amendment No. 4 to the~~ Application to be duly signed on their behalf on the ~~8th~~13th day of ~~June~~August, 2026.

CLEARLAKE PRIVATE MARKETS FUND
~~**Bluerock Private Real Estate Fund (formerly, Bluerock Total Income+ Real Estate Fund)**~~

By: /s/ Fred Ebrahemi
Name: Fred Ebrahemi
Title: Trustee

CLEARLAKE CAPITAL RIC MANAGEMENT, LLC

By: /s/ ~~Jordan Ruddy~~ Fred Ebrahemi
Name: Fred Ebrahemi
Title: Chief Operating Officer
~~Name: Jordan Ruddy~~
~~Title: President~~

PATHWAY CAPITAL MANAGEMENT, LP

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

~~Bluerock High Income Institutional Credit Fund~~
PATHWAY CO-INVESTMENT FUND II, LP

BY: PCIF MANAGEMENT II LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY CO-INVESTMENT PARTNERS FUND V, LP

BY: PPEF MANAGEMENT V-B LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ ~~Jordan Ruddy~~ Richard Mazer
Name: Richard Mazer
Title: Managing Director
~~Name: Jordan Ruddy~~
~~Title: President~~

PATHWAY CO-INVESTMENT PARTNERS FUND VII, LP

~~**Bluerock Fund Advisor,**~~**BY: PCPF VII MANAGEMENT LLC**
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY CO-INVESTMENT PARTNERS FUND VIII, LP

BY: PCPF VIII MANAGEMENT LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY MARTELLO INVESTMENTS I, LP

BY: PATHWAY MARTELLO MANAGEMENT, LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ ~~Jordan Ruddy~~ Richard Mazer
Name: Richard Mazer
Title: Managing Director
~~Name: Jordan Ruddy~~
~~Title: President~~

~~Bluerock Credit Fund Advisor, LLC~~

PATHWAY PRIVATE CREDIT FUND II, LP

BY: PPCF MANAGEMENT LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY PRIVATE EQUITY FUND III-CO, LP

BY: PPEF MANAGEMENT III-CO LLC, ITS GENERAL PARTNER
BY: PPEF MANAGEMENT III LLC, ITS MANAGING MEMBER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ ~~Jordan Ruddy~~ Richard Mazer
Name: Richard Mazer
Title: Managing Director
~~Name: Jordan Ruddy~~
~~Title: President~~

PATHWAY PRIVATE EQUITY FUND INVESTORS 11, LP

BY: PPEF MANAGEMENT INVESTORS 11 LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY PRIVATE EQUITY FUND INVESTORS 12, LP

BY: PPEF MANAGEMENT INVESTORS 12 LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY PRIVATE EQUITY FUND V AIV, LP

~~VERIFICATION~~

~~The undersigned states that he has duly executed the foregoing Application for and on behalf of Bluerock Private Real Estate Fund (formerly, Bluerock Total Income+ Real Estate Fund) that he is the President of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.~~

BY: PPEF MANAGEMENT V LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER
~~**Bluerock Private Real Estate Fund (formerly, Bluerock Total Income+ Real Estate Fund)**~~

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY PRIVATE EQUITY FUND V-B AIV, LP

BY: PPEF MANAGEMENT V-B LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY PRIVATE EQUITY FUND V-B, LLC

BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS MANAGER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY PRIVATE EQUITY FUND V-C, LP

BY: PPEF MANAGEMENT V-B LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY PRIVATE EQUITY FUND V-D, LP

BY: PPEF MANAGEMENT V-B LLC, ITS GENERAL PARTNER

BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY PRIVATE EQUITY FUND V-E, LP

BY: PPEF MANAGEMENT V-B LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY PRIVATE EQUITY FUND V-F, LP

BY: PPEF MANAGEMENT V-B LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY PRIVATE EQUITY FUND V-G, LP

BY: PPEF MANAGEMENT V-B LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY PRIVATE EQUITY FUND XX-B, LP

BY: PPEF MANAGEMENT XX LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY PRIVATE EQUITY FUND XXIII, LP

BY: PPEF MANAGEMENT XXIII LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY PRIVATE EQUITY FUND XXIX, LP

BY: PPEF MANAGEMENT XXIX LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY PRIVATE EQUITY FUND XXV-B, LP

BY: PPEF MANAGEMENT XXV-B LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY PRIVATE EQUITY FUND XXV, LP

BY: PPEF MANAGEMENT XXV LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY PRIVATE EQUITY FUND XXX-FI, LP

BY: PPEF MANAGEMENT XXX LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY PRIVATE EQUITY FUND XXXI CO-INV, LP

BY: PPEF MANAGEMENT XXXI CO-INV LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY PRIVATE EQUITY FUND XXXII, LP

BY: PPEF MANAGEMENT XXXII LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY SECONDARIES FUND IV (OFFSHORE), LP

BY: PSF IV MANAGEMENT LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ ~~Jordan Ruddy~~ Richard Mazer
Name: Richard Mazer
Title: Managing Director
~~Name: Jordan Ruddy~~
~~Title: President~~

~~VERIFICATION~~

PATHWAY SECONDARIES FUND IV, LP

BY: PSF IV MANAGEMENT LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY SECONDARY OVERAGE FUND, LP

BY: PPEF MANAGEMENT V-B LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY SELECT FUND, LP - 2025

BY: PATHWAY SELECT MANAGEMENT, LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, AS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY SELECT FUND, LP - 2026

BY: PATHWAY SELECT MANAGEMENT, LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, AS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY SELECT FUND, LP - SERIES A

BY: PATHWAY SELECT MANAGEMENT, LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, AS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY SELECT SECONDARIES FUND II, LP

BY: PSSF II MANAGEMENT LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY SELECT SECONDARIES FUND, LP

BY: PSSF MANAGEMENT LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY STRATEGIC CREDIT FUND III, LP

BY: PSCF III MANAGEMENT LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY/AK CREDIT CO-INVESTMENT FUND, LP

BY: PATHWAY/AK CREDIT CO-INVESTMENT GP LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY/AK TACTICAL OPPORTUNITIES FUND, LP

BY: PATHWAY/AK CREDIT CO-INVESTMENT GP LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

TMAM/PATHWAY DISCOVERY FUND, LP

BY: PDIF MANAGEMENT II LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

TMAM/PATHWAY GLOBAL OPPORTUNITIES EUR FUND X, LP

BY: PGOF MANAGEMENT II LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

TMAM/PATHWAY GLOBAL OPPORTUNITIES USD FUND X, LP

BY: PGOF MANAGEMENT II LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

TMAM/PATHWAY GLOBAL OPPORTUNITIES EUR FUND XI, LP

BY: PGOF MANAGEMENT II LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

TMAM/PATHWAY GLOBAL OPPORTUNITIES USD FUND XI, LP

BY: PGOF MANAGEMENT II LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of ~~Bluerock High Income Institutional Credit Fund that he is the President of~~each entity listed below, that he is the authorized person of each such entity and that all action by officers, directors, and other bodies necessary to authorize ~~deponent~~the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

~~**Bluerock High Income Institutional Credit Fund**~~

CLEARLAKE PRIVATE MARKETS FUND

By: /s/ ~~Jordan Ruddy~~ Fred Ebrahemi
Name: Fred Ebrahemi
Title: Trustee

~~Name:~~ ~~Jordan Ruddy~~
~~Title:~~ ~~President~~

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Bluerock Fund Advisor, LLC that he is the President of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Bluerock Fund Advisor, LLC

CLEARLAKE CAPITAL RIC MANAGEMENT, LLC

By: /s/ Fred Ebrahemi
Name: Fred Ebrahemi
Title: Chief Operating Officer

PATHWAY CAPITAL MANAGEMENT, LP

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY CO-INVESTMENT FUND II, LP

BY: PCIF MANAGEMENT II LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY CO-INVESTMENT PARTNERS FUND V, LP

BY: PPEF MANAGEMENT V-B LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY CO-INVESTMENT PARTNERS FUND VII, LP

BY: PCPF VII MANAGEMENT LLC
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY CO-INVESTMENT PARTNERS FUND VIII, LP

BY: PCPF VIII MANAGEMENT LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ ~~Jordan Ruddy~~ Richard Mazer
Name: Richard Mazer
Title: Managing Director

~~Name: Jordan Ruddy~~
~~Title: President~~

~~VERIFICATION~~

~~The undersigned states that he has duly executed the foregoing Application for and on behalf of Bluerock Credit Fund Advisor, LLC that he is the President of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.~~

~~**Bluerock Credit Fund Advisor, LLC**~~

PATHWAY MARTELLO INVESTMENTS I, LP

BY: PATHWAY MARTELLO MANAGEMENT, LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY PRIVATE CREDIT FUND II, LP

BY: PPCF MANAGEMENT LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY PRIVATE EQUITY FUND III-CO, LP

BY: PPEF MANAGEMENT III-CO LLC, ITS GENERAL PARTNER
BY: PPEF MANAGEMENT III LLC, ITS MANAGING MEMBER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY PRIVATE EQUITY FUND INVESTORS 11, LP

BY: PPEF MANAGEMENT INVESTORS 11 LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY PRIVATE EQUITY FUND INVESTORS 12, LP

BY: PPEF MANAGEMENT INVESTORS 12 LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ ~~Jordan Ruddy~~ Richard Mazer
Name: Richard Mazer
Title: Managing Director

~~Name: Jordan Ruddy~~
~~Title: President~~

PATHWAY PRIVATE EQUITY FUND V AIV, LP

BY: PPEF MANAGEMENT V LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY PRIVATE EQUITY FUND V-B AIV, LP

BY: PPEF MANAGEMENT V-B LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY PRIVATE EQUITY FUND V-B, LLC

BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS MANAGER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY PRIVATE EQUITY FUND V-C, LP

BY: PPEF MANAGEMENT V-B LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY PRIVATE EQUITY FUND V-D, LP

BY: PPEF MANAGEMENT V-B LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY PRIVATE EQUITY FUND V-E, LP

BY: PPEF MANAGEMENT V-B LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY PRIVATE EQUITY FUND V-F, LP

BY: PPEF MANAGEMENT V-B LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY PRIVATE EQUITY FUND V-G, LP

BY: PPEF MANAGEMENT V-B LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY PRIVATE EQUITY FUND XX-B, LP

BY: PPEF MANAGEMENT XX LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY PRIVATE EQUITY FUND XXIII, LP

BY: PPEF MANAGEMENT XXIII LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY PRIVATE EQUITY FUND XXIX, LP

BY: PPEF MANAGEMENT XXIX LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY PRIVATE EQUITY FUND XXV-B, LP

BY: PPEF MANAGEMENT XXV-B LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY PRIVATE EQUITY FUND XXV, LP

BY: PPEF MANAGEMENT XXV LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY PRIVATE EQUITY FUND XXX-FI, LP

BY: PPEF MANAGEMENT XXX LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY PRIVATE EQUITY FUND XXXI CO-INV, LP

BY: PPEF MANAGEMENT XXXI CO-INV LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY PRIVATE EQUITY FUND XXXII, LP

BY: PPEF MANAGEMENT XXXII LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY SECONDARIES FUND IV (OFFSHORE), LP

BY: PSF IV MANAGEMENT LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY SECONDARIES FUND IV, LP

BY: PSF IV MANAGEMENT LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY SECONDARY OVERAGE FUND, LP

BY: PPEF MANAGEMENT V-B LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY SELECT FUND, LP - 2025

BY: PATHWAY SELECT MANAGEMENT, LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, AS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY SELECT FUND, LP - 2026

BY: PATHWAY SELECT MANAGEMENT, LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, AS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY SELECT FUND, LP - SERIES A

BY: PATHWAY SELECT MANAGEMENT, LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, AS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY SELECT SECONDARIES FUND II, LP

BY: PSSF II MANAGEMENT LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY SELECT SECONDARIES FUND, LP

BY: PSSF MANAGEMENT LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY STRATEGIC CREDIT FUND III, LP

BY: PSCF III MANAGEMENT LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY/AK CREDIT CO-INVESTMENT FUND, LP

BY: PATHWAY/AK CREDIT CO-INVESTMENT GP LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

PATHWAY/AK TACTICAL OPPORTUNITIES FUND, LP

BY: PATHWAY/AK CREDIT CO-INVESTMENT GP LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

TMAM/PATHWAY DISCOVERY FUND, LP

BY: PDIF MANAGEMENT II LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

TMAM/PATHWAY GLOBAL OPPORTUNITIES EUR FUND X, LP

BY: PGOF MANAGEMENT II LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

TMAM/PATHWAY GLOBAL OPPORTUNITIES USD FUND X, LP

BY: PGOF MANAGEMENT II LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

TMAM/PATHWAY GLOBAL OPPORTUNITIES EUR FUND XI, LP

BY: PGOF MANAGEMENT II LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

TMAM/PATHWAY GLOBAL OPPORTUNITIES USD FUND XI, LP

BY: PGOF MANAGEMENT II LLC, ITS GENERAL PARTNER
BY: PATHWAY CAPITAL MANAGEMENT, LP, ITS SOLE MEMBER

By: /s/ Richard Mazer
Name: Richard Mazer
Title: Managing Director

SCHEDULE A

PATHWAY CO-INVESTMENT FUND II, LP
PATHWAY CO-INVESTMENT PARTNERS FUND V, LP
PATHWAY CO-INVESTMENT PARTNERS FUND VII, LP
PATHWAY CO-INVESTMENT PARTNERS FUND VIII, LP
PATHWAY MARTELLO INVESTMENTS I, LP
PATHWAY PRIVATE CREDIT FUND II, LP
PATHWAY PRIVATE EQUITY FUND III-CO, LP
PATHWAY PRIVATE EQUITY FUND INVESTORS 11, LP
PATHWAY PRIVATE EQUITY FUND INVESTORS 12, LP
PATHWAY PRIVATE EQUITY FUND V AIV, LP
PATHWAY PRIVATE EQUITY FUND V-B AIV, LP
PATHWAY PRIVATE EQUITY FUND V-B, LLC
PATHWAY PRIVATE EQUITY FUND V-C, LP
PATHWAY PRIVATE EQUITY FUND V-D, LP
PATHWAY PRIVATE EQUITY FUND V-E, LP
PATHWAY PRIVATE EQUITY FUND V-F, LP
PATHWAY PRIVATE EQUITY FUND V-G, LP
PATHWAY PRIVATE EQUITY FUND XX-B, LP
PATHWAY PRIVATE EQUITY FUND XXIII, LP
PATHWAY PRIVATE EQUITY FUND XXIX, LP
PATHWAY PRIVATE EQUITY FUND XXV-B, LP
PATHWAY PRIVATE EQUITY FUND XXV, LP
PATHWAY PRIVATE EQUITY FUND XXX-FI, LP
PATHWAY PRIVATE EQUITY FUND XXXI CO-INV, LP
PATHWAY PRIVATE EQUITY FUND XXXII, LP
PATHWAY SECONDARIES FUND IV (OFFSHORE), LP
PATHWAY SECONDARIES FUND IV, LP
PATHWAY SECONDARY OVERAGE FUND, LP
PATHWAY SELECT FUND, LP - 2025
PATHWAY SELECT FUND, LP - 2026
PATHWAY SELECT FUND, LP - SERIES A
PATHWAY SELECT SECONDARIES FUND II, LP
PATHWAY SELECT SECONDARIES FUND, LP
PATHWAY STRATEGIC CREDIT FUND III, LP
PATHWAY/AK CREDIT CO-INVESTMENT FUND, LP
PATHWAY/AK TACTICAL OPPORTUNITIES FUND, LP
TMAM/PATHWAY DISCOVERY FUND, LP
TMAM/PATHWAY GLOBAL OPPORTUNITIES EUR FUND X, LP
TMAM/PATHWAY GLOBAL OPPORTUNITIES USD FUND X, LP
TMAM/PATHWAY GLOBAL OPPORTUNITIES EUR FUND XI, LP
TMAM/PATHWAY GLOBAL OPPORTUNITIES USD FUND XI, LP

EXHIBIT A

APPROVAL OF FILING SECTION 17(D) APPLICATION FOR CO-INVESTMENT RELIEF

Proposed Resolutions to be Adopted by the Sole Trustee of Clearlake Private Markets Fund

Resolutions of Board of Directors of Bluerock Private Real Estate Fund (formerly, Bluerock Total Income+ Real Estate Fund)

Approval of Filing Section 17(d) Application for Co-Investment Relief

WHEREAS, the Board deems it is advisable and in the best interest of the Fund to file withClearlake Private Markets Fund (the "Fund") intends to submit a Co-Investment Exemptive Application (the *"*Exemptive Application*"*) for an order of the U.S. Securities and Exchange Commission (the "Commission") an application for an orderSEC") pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 17d-1 promulgated17d-1 thereunder (the "Application"), to authorize the entering into ofpermitting certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated17d-1 thereunder.; and

WHEREAS it is advisable and in the best interest of the Fund that the Fund file the Exemptive Application.

NOW, THEREFORE, BE IT

RESOLVED, that the officers of Bluerock Fund Advisor, LLC and the Fund be, and each of them hereby is, authorized, empowered and directed on behalf of, in the Fund and in its name and on behalf of the Fund, to prepare, execute, and cause to be executed, delivered and filed with the Commission an Application for an Order of Exemption, substantially in the form attached hereto as Exhibit A, and any amendments thereto, pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and it is furtherSEC the Exemptive Application;

RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized, empowered and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable , in the name and on behalf of the Fund, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Application, together with such exhibits and other documents thereto, as are satisfactory in form and substance to counsel to the Fund in order to effectuate the intent of the foregoing resolution; and it is further, such determination to be conclusively evidenced by the taking of any such action;

RESOLVED, that any and all actionsall acts and things previously taken bydone by the officers, on or prior to the date hereof, in the name and on behalf of the Fund or any of its directors or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby isare in all respects authorized, ratified, confirmed, approved, confirmed and adopted in all respects as and for the acts and deeds by and on behalf of the Fund.; and

Resolutions of the Board of Trustees of Bluerock High Income Institutional Credit Fund

Approval of Filing Section 17(d) Application for Co-Investment Relief

WHEREAS, the Board deems it is advisable and in the best interest of the Fund to file with the U.S. Securities and Exchange Commission (the "Commission") an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 17d-1 promulgated thereunder (the "Application"), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder.

NOW, THEREFORE, BE IT RESOLVED, that the officers of Bluerock Credit Fund Advisor, LLC and the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name and on behalf of the Fund, to prepare, execute, and cause to be filed with the Commission an Application for an Order of Exemption, substantially in the form attached hereto as Exhibit A, and any amendments thereto, pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and it is further

RESOLVED, that the officers ~~of the Fund~~ be, and each of them hereby is, authorized, empowered and directed to ~~take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and it is further~~certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as the officer may deem necessary and to identify by such officer's signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval of any document, instrument or provision or any addition, deletion or change in any document or instrument.

~~**RESOLVED,** that any and all actions previously taken by the Fund or any of its directors or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund.~~

EXHIBIT B

MARKED COPIES OF THE APPLICATION SHOWING CHANGES FROM THE FINAL VERSIONS OF THE TWO APPLICATIONS IDENTIFIED AS SUBSTANTIALLY IDENTICAL UNDER RULE 0-5(E)(3)